भारतीय स्टेट बैंक
State Bank of India

स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan, Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

Date :
27.10.2008
Ref. No.:
CO/S&B/SKT/2008/ 3021

SUPPL

FILE NO. 82.4524

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

SEC Mail
Mail Processing
Section

NOV 0 5 2008

Washington, DC
109

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT
REVIEWED (UNAUDITED) FINANCIAL RESULTS FOR THE QUARTER/ HALF YEAR ENDED 30TH SEPTEMBER, 2008

We enclose for your information a copy of our letter No.CO/S&B/SKT/2008/3010 dated 27.10.2008 addressed to Bombay Stock Exchange Ltd., Mumbai alongwith a copy of the reviewed (unaudited) financial results for the quarter/half year ended 30th September 2008.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

General Manager
Encl. as above

08005753

PROCESSED
NOV 1 3 2008
THOMSON REUTERS

11/7

STATE BANK OF INDIA
Central Office, Mumbai - 400 021. FILE NO. 82.4524

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER/HALF-YEAR ENDED 30TH SEPTEMBER 2008

(Rs.in crores)

		Particulars	State Bank of India - Quarter ended 30.09.2008 (Reviewed)	Quarter ended 30.09.2007 (Reviewed)	Half year ended 30.09.2008 (Reviewed)	Half year ended 30.09.2007 (Reviewed)	Year ended 31.03.2008 (Audited)	State Bank of India (Consolidated) - Quarter ended 30.09.2008 (Reviewed)	Quarter ended 30.09.2007 (Reviewed)	Half year ended 30.09.2008 (Reviewed)	Half year ended 30.09.2007 (Reviewed)	Year ended 31.03.2008 (Audited)
1		Interest Earned (a) + (b) + (c) + (d)	15566.50	11616.28	29365.70	22706.77	48950.31	22568.05	17058.20	42792.13	33358.30	71495.62
	(a)	Interest/discount on advances / bills	11482.08	8368.07	21496.07	18353.68	35228.11	16802.17	12395.84	31621.43	24247.11	51920.07
	(b)	Income on investments	3828.70	2862.96	7336.64	8461.30	11944.16	5460.63	4200.55	10515.85	8051.67	17406.32
	(c)	Interest on balances with Reserve Bank of India and other inter bank funds	201.81	386.61	408.88	888.67	1200.08	291.10	435.40	544.66	1017.61	1442.65
	(d)	Others	53.91	1.64	124.11	3.21	577.96	14.15	26.49	110.19	41.91	726.88
2		Other Income	2343.14	2041.94	4747.01	3180.64	8694.93	4516.42	4365.98	8038.77	6948.80	18722.99
3		TOTAL INCOME (1+2)	17909.64	13658.22	34112.71	25887.31	57645.24	27085.47	21424.26	50830.90	40306.80	90218.81
4		Interest Expended	10111.15	7853.36	19092.69	14742.48	31927.08	15049.33	11783.16	28559.29	22230.59	47944.04
5		Operating Expenses (i) + (ii)	3605.28	3091.64	6864.47	6069.65	12608.61	6331.18	5795.83	11399.69	10881.27	23943.23
	(i)	Employee cost	2221.20	1995.22	4352.15	4021.59	7785.87	2994.01	2756.68	5867.79	5530.53	10457.51
	(ii)	Other Operating Expenses	1384.08	1096.42	2512.32	2048.06	4822.74	3337.17	3039.15	5531.90	5350.74	13485.72
6		TOTAL EXPENDITURE (4) + (5) (excluding Provisions and Contingencies)	13716.43	10945.00	25957.16	20812.13	44537.69	21380.61	17578.99	39958.98	33111.86	71887.27
7		OPERATING PROFIT (3 - 6) (before Provisions and Contingencies)	4193.21	2713.22	8155.55	5075.18	13107.55	5702.96	3845.27	10871.92	7194.94	18331.54
8		Provisions (other than tax) and Contingencies (net of write-back)	610.61	85.71	2160.08	245.08	2668.65	1044.63	333.67	3684.92	721.00	4340.97
		--- of which provisions for Non-performing assets	911.05	-16.47	663.65	489.88	2000.94	1118.50	209.08	1021.44	917.27	2804.05
9		Exceptional Items	0.00	0.00	0.00	0.00	0.00	370.57	0.00	370.57	0.00	0.00
10		Profit from Ordinary Activities before tax (7-8-9)	3582.60	2627.51	5995.47	4830.10	10438.90	4287.76	3511.60	6816.43	6473.94	13990.57
11		Tax expenses	1322.88	1016.09	2094.96	1792.87	3709.78	1829.72	1307.04	2678.37	2345.74	4777.73
12		Net Profit from Ordinary Activities after tax (10-11)	2259.72	1611.42	3900.51	3037.23	6729.12	2458.04	2204.56	4138.06	4128.20	9212.84
13		Extraordinary Items (net of tax expense)	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
14		Net Profit for the period (12-13)	2259.72	1611.42	3900.51	3037.23	6729.12	2458.04	2204.56	4138.06	4128.20	9212.84
		Share of Minority	0.00	0.00	0.00	0.00	0.00	79.85	53.84	118.96	115.82	252.23
15		Net Profit after Minority Interest	2259.72	1611.42	3900.61	3037.23	6729.12	2378.19	2150.72	4019.10	4012.38	8960.61
16		Paid-up equity share capital (Face Value of Rs. 10 per share)	634.88	526.30	634.88	526.30	631.47	634.88	526.30	634.88	526.30	631.47
17		Reserves excluding Revaluation Reserves (as per balance sheet of previous accounting year)	48401.19	30503.66	48401.19	30503.66	48401.19	60604.91	41691.86	60604.91	41691.86	60604.91
18		Analytical Ratios										
	(i)	Percentage of shares held by Government of India	59.41%	59.73%	59.41%	59.73%	59.73%	59.41%	59.73%	59.41%	59.73%	59.73%
	(ii)	Capital Adequacy Ratio	12.14%	12.85%	12.14%	12.85%	13.54%	[redacted]	[redacted]	[redacted]	[redacted]	13.41%
	(iii)	Earnings Per Share (EPS) (in Rs.)										
		(a) Basic and diluted EPS before Extraordinary Items (net of tax expense)	35.61 (not annualised)	30.55 (not annualised)	61.53 (not annualised)	57.88 (not annualised)	126.62	37.48 (not annualised)	40.78 (not annualised)	63.40 (not annualised)	76.07 (not annualised)	168.61
		(b) Basic and diluted EPS after Extraordinary Items	35.61 (not annualised)	30.55 (not annualised)	61.53 (not annualised)	57.88 (not annualised)	126.62	37.48 (not annualised)	40.78 (not annualised)	63.40 (not annualised)	76.07 (not annualised)	168.61
	(iv)	NPA Ratios						[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
		(a) Amount of gross non-performing assets	12552.32	11193.92	12552.32	11193.92	13599.49	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
		(b) Amount of net non-performing assets	6617.88	5831.29	6617.88	5831.29	7424.54	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
		(c) % of gross NPAs	2.61%	3.07%	2.61%	3.07%	3.21%	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
		(d) % of net NPAs	1.34%	1.63%	1.34%	1.63%	1.78%	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
	(v)	Return on Assets (Annualised)	1.13%	0.99%	0.99%	0.99%	1.01%	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
19		Public Shareholding						[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
		--- No. of shares	257673022	211959678	257673022	2.12E+08	254263176	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
		--- Percentage of Shareholding	40.59%	40.27%	40.59%	40.27%	40.27%	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]

Unaudited Segment-wise Revenue, Results and Capital Employed

(Rs.in crores)

		Particulars	Quarter ended 30.09.2008 (Reviewed)	Quarter ended 30.09.2007 (Reviewed)	Half year ended 30.09.2008 (Reviewed)	Half year ended 30.09.2007 (Reviewed)	Year ended 31.03.2008 (Audited)
1		Segment Revenue (Income)					
	a	Treasury	4314.49	3262.98	8643.39	5582.16	13982.35
	b	Corporate / Wholesale Banking	5094.81		9508.74		15642.77
	c	Retail Banking	8500.34	12909.83	15960.58	25758.22	27654.45
		Less Inter Segmental		2514.59	0.00	5453.07	
		Total	17909.64	13658.22	34112.71	25887.31	57279.55
2		Segment Results (Profit before tax)					
	a	Treasury	108.68	641.74	-708.18	325.03	1230.76
	b	Corporate / Wholesale Banking	1572.93		2601.04		4961.24
	c	Retail Banking	2337.03	2422.35	4964.96	5307.72	5617.52
		Total	4018.64	3064.09	6857.82	5632.75	11809.54
		Add / (Less) : Unallocated	-436.04	-436.58	-862.35	-803.15	-1370.64
		Profit before Tax	3582.60	2627.51	5995.47	4829.60	10438.90
		Less : Tax	1322.88	1016.09	2094.96	1792.37	3709.78
		Less : Extraordinary Profit / Loss	0.00	0.00	0.00	0.00	0.00
		Net Profit	2259.72	1611.42	3900.61	3037.23	6729.12
3		Capital Employed (Segment Assets - Segment Liabilities)					
	a	Treasury	13166.77	3399.94	13166.77	3399.94	13166.77
	b	Corporate / Wholesale Banking	29478.56		29478.56		29478.56
	c	Retail Banking	6387.33	27898.62	6387.33	27898.62	6387.33
		Total	49032.66	31298.56	49032.66	31298.56	49032.66

1. Capital employed are as on 31st March of the previous year
2. The segment information is as certified by management and relied upon by the Auditors.

The above results have been approved by the Central Board of the Bank on the 27th October 2008 and were subjected to Review by the Auditors.

New Delhi
Date: 27.10.2008

S. K. BHATTACHARYYA
Managing Director and Chief Credit & Risk Officer

O. P. BHATT
Chairman

STATE BANK OF INDIA CORPORATE CENTRE, MUMBAI

Notes:

1. The working results for the period ended 30th September 2008 have been arrived at after considering provisions for NPAs, Bonus, Employees' Benefits, Investment Depreciation, Income Tax (after adjustment for deferred tax), Wealth Tax, Fringe Benefit Tax (FBT) and Other Contingencies on an estimated basis.

2. During the period ended 30th September 2008, the Bank has issued 34,09,846 equity shares of Rs. 10/- each for cash at a premium of Rs. 1580 per equity share i.e. at Rs. 1590 per equity share aggregating to Rs.542.17 Crore to its employees under SBI Employees Share Purchase Scheme – 2008 (SBI ESPS – 2008). The issue of equity shares under SBI ESPS-2008 has been accounted in accordance with SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) guidelines 1999.

3. During the period ended 30th September 2008, the Bank has made aggregate investments of Rs. 656.69 Crore in its subsidiaries / associates for the purpose of funding their business growth. Further, the Bank has increased its stake in Indian Ocean International Bank Ltd. (IOIB) Mauritius, from 62.58% to 66.53% and in Global Trade Finance Ltd. from 92.03% to 92.60%.

4. During the period, the bank has set up a custodial services company namely SBI Custodial Services Pvt. Ltd., in joint venture with Societe Generale, France. Pending regulatory approval for subscription of equity by the joint venture partner, the bank is holding 100% equity stake in the said joint venture.

5. During the period, the bank has signed letter of intent for setting up of joint venture company for undertaking General Insurance Business.

6. The Bank has divested 10% equity stake in its wholly owned subsidiary SBI Pension Fund Pvt. Ltd at cost in favour of its subsidiaries. As a result of this divestment, the bank's total equity stake (including indirect stake) has come down to 96.85%.

7. The Govt. of India has notified the acquisition by the Bank of the State Bank of Saurashtra (SBS), a wholly owned subsidiary of the Bank, with effect from 13th August 2008. Pursuant to the said notification, the entire undertaking of the erstwhile SBS stands acquired by the bank. The acquisition of SBS has been accounted using pooling of interest method as per Accounting Standard 14. The goodwill arising on acquisition amounting to Rs. 0.65 Crore has been charged off to the revenue during the period. As per the said order and approval of SBI, every employee of the erstwhile SBS serving in the employment immediately before the effective date shall become as employee of SBI from the effective date and shall hold office or service in the SBI on such terms and conditions approved by the Board of SBI, in terms of which the employees of the erstwhile SBS have exercised their option to continue in SBI. Consequently provision amounting to Rs. 370.57 Crores towards past service liability in respect of provident fund/pension payable to employees is recognized by erstwhile SBS as the contractual agreement is a contingency arising from past events and confirmed by a future event(i.e. acquisition). Liability has been provided based on actuarial valuation worked out on Projected Unit Credit Method. The figures of the current period include the working results of the branches of erstwhile SBS for the period from 14th August 2008. Accordingly, the figures of the previous period are strictly not comparable.

8. The Boards of the Bank and its wholly owned subsidiary, SBI Commercial and International Bank Ltd. (SBICI), has approved draft scheme of acquisition of the SBICI by the SBI. The scheme is yet to be approved by the RBI and notified by the Government of India. Pending

such approval/ notification, no effect has been given to the said scheme in the working results.

9. The Central Government has notified the "Agricultural debt waiver and debt relief Scheme 2008", which provides for waiver/relief of loans due from farmers fulfilling conditions stipulated in the scheme. As per scheme, the bank has (i) waived off loans along with interest and charges due from eligible farmers by writing off such loans and (ii) has granted relief by way of waiver of part amount due from eligible farmers who have agreed to settle their dues as per scheme. The eligible principal amount along with overdue interest, which has been waived or for which relief has been granted to eligible farmers is recoverable from Central Government in various installments as per scheme. The amount receivable from Central Government on account of debt waiver is Rs. 5492 Crore and on account of debt relief is Rs. 274 Crore, which has been treated as part of advances and other assets respectively in accordance with the scheme. The Government of India has agreed to provide interest on the amount receivable from it and accordingly no provision for loss of interest on present value terms has been made. The bank has, however, made provision of Rs. 120 Crore towards present value of loss of interest on amount receivable from eligible farmers. Further, the bank has retained prudential provision of Rs. 400 Crore on non performing agricultural advances, which are rendered surplus on settlement of dues as per scheme. The figures of debt relief are subject to payment of dues by the farmers.

10. The Eighth Bipartite Settlement entered into by the Indian Bank's Association on behalf of the member Banks with the All India Unions of Workmen expired on 31st October 2007. Pending the execution of a new agreement, a provision of Rs. 693 Crore has been made during the period for the Bank's estimated liability in respect of wage revision.

11. Effective from 31st March, 2008, the Bank has changed its accounting policies in respect of :-

- Recognition of dividend on shares of corporate bodies from realization basis to accrual basis where the right to receive the dividend is established.
- Accounting of Mark-to-Market (MTM) gains / losses in case of forex OTC options, whereby the balance in premium received on options sold and premium paid on option bought have been considered to arrive at MTM value for forex OTC options.

There is no material impact on net profit for the period due to these changes in accounting policies.

12. Effective from 31st March 2008, the Bank has reclassified its Primary Segments as Treasury, Corporate/Wholesale Banking and Retail Banking business in line with the directions issued by RBI. The Bank had been classifying the Banking and Treasury Operations as Primary Segments. In view of this, the Segment figures for the corresponding quarter of the previous year are not comparable.

13. Effective from 31st March 2008, the Bank has adopted AS 15 (Revised 2005) 'Employee Benefits'. The provisions for employee benefits for the current period are based on AS 15 (Revised 2005). Hence, the figures of corresponding period of previous year are not comparable.

14. Inter Office transactions between branches, controlling offices and local head offices and corporate centre establishment have been reconciled up to 31st March 2008. Further, pipeline transactions in respect of foreign exchange, gold, currency transactions and Government transactions are under reconciliation. Steps for adjustment/elimination of

outstanding entries are in progress. These balances are subject to reconciliation, the ultimate effect of which is not expected to be material.

15. The Bank's Pension fund rules state that the Bank shall contribute 10% of salary to the Pension Fund. The Government of India has advised the Bank to contribute to the Pension Fund in accordance with fund's rules. However, in order to comply with Accounting Standard 15 (Revised 2005), and to make adequate prudential provisions in accordance with the actuarial valuations, the Bank has made an additional contribution of Rs. 170 Crore (Previous Period Rs. 512 Crore) over and above 10% of salary as stipulated in Bank's Pension Fund Rules. The Bank has taken up the matter with Govt. of India for amendment of rules.

16. Number of Investors Complaints received and disposed of during the quarter ended 30th September 2008:
    i. Pending at the beginning of the quarter – 02. (ii) Received during the quarter – 88. (iii) Disposed of during the quarter – 85 (iv) Lying unresolved at the end of the quarter – 05.

17. Previous period figures have been regrouped/reclassified, wherever necessary, to conform to current period classification.

S. K. BHATTACHARYYA
Managing Director
and Chief Credit & Risk Officer

O. P. BHATT
Chairman

27th October 2008

भारतीय स्टेट बैंक
State Bank of India

स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | Fax: 91-22-2285 5348

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

Date: 25-10-2008

Ref No: CO/S&B/SKT/2008/ 3020

FILE NO. 82.4524

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir/Madam,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT: CLAUSE 36

We enclose for your information a copy of our letter No.CO/S&B/SKT/2008/3012 dated 25.10.2008 addressed to The Bombay Stock Exchange Ltd., Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

General Manager
Encl. as above

SEC Mail
Mail Processing
Section

NOV 05 2008

Washington, DC
109

भारतीय स्टेट बैंक
State Bank of India

स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan, Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | Fax: 91-22-2285 5348

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

Date 25-10-2008

Ref. No.:

CO/S&B/SKT/2008/3012

Dear Sir/Madam,

FILE NO. 82.4524

LISTING AGREEMENT: CLAUSE 36

In terms of Clause 36 of the Listing Agreement, we advise that the State Bank of India , on 24th October, 2008, signed a Joint Venture Agreement with Macquarie and IFC to set up and manage an Infrastructure Private Equity Fund for investing in Indian Infrastructure projects and companies. The JV agreement is based on the earlier MOU signed on 16th April, 2008. The fund will be operationalised on receipt of requisite regulatory approvals.

Yours faithfully,

General Manager

END